

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 6, 2018

<u>Via E-mail</u>
Barbara Riker
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
115 Christina Landing Drive
Unit 2004
Wilmington, DE 19801

Re: **Teucrium Commodity Trust**
Registration Statement on Form S-1
Filed March 27, 2018
File No. 333-223943

Dear Ms. Riker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel at (202) 551-3799 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: W. Thomas Conner (via E-mail)